UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Explanatory note
     This Report on Form 6-K contains information published by Deutsche Bank AG in a regulatory publication in Germany on May 7, 2010. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
City of Milan Civil Litigation and Criminal Proceedings
     In January 2009, the City of Milan (the “City”) issued civil proceedings in the District Court of Milan (the “Court”) against Deutsche Bank AG and three other banks (together the “Banks”) in relation to a 2005 bond issue by the City (the “Bond”) and a related swap transaction which was subsequently restructured several times between 2005 and 2007 (the “Swap”) (the Bond and Swap together the “Transaction”). The City seeks damages and/or other remedies on the grounds of alleged fraudulent and deceitful acts and alleged breach of advisory obligations as follows: in respect of the interest rate element of the Swap, the City suggests a permanent restructuring of the Swap and claims (i) € 23.6 million as the difference between sums already paid to date under the existing Swap and what the City would have paid under its suggested structure; and (ii) the difference between the sums yet to be paid under the existing Swap until maturity and what the City would have to pay under its suggested structure. In respect of the credit default element of the Swap, the City claims future reimbursement of any amount it would have to pay under the Swap on the occurrence of any credit event or on the occurrence of an early redemption of the credit default element. In the event that the Court does not grant the above damages, the City claims € 88.8 million in respect of alleged “hidden” fees embedded into the Swap; and not less than € 150 million as general compensation for damages arising from the Swap. The claims are made jointly and severally against each of the Banks. No date has yet been set for the civil trial.
     On March 17, 2010, at the Milan Prosecutor’s request, the Milan criminal court approved the criminal indictment of each of the Banks and certain of their employees (including two current employees of Deutsche Bank). The indictments are for alleged criminal offences relating to the Transaction, in particular fraud against a public authority. The Milan Prosecutor some time ago seized certain assets of the Banks in anticipation of such a trial, including € 25.1 million in cash from Deutsche Bank. The Milan Prosecutor considers this sum to be equivalent to Deutsche Bank’s proceeds from the alleged fraud, and it is subject to confiscation (and could be increased or reduced) should the judge so decide following the trial. The trial is due to commence in May 2010.
Increase of the stake in Hua Xia Bank
     Deutsche Bank announced on May 6, 2010 that it had signed a binding agreement to subscribe to newly issued shares in Hua Xia Bank in connection with a capital increase for a total subscription price of up to approximately € 636 million. As a result, subject to regulatory approvals, Deutsche Bank’s shareholding in Hua Xia Bank will increase from 17.1% to 19.99%.

Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft Date: May 10, 2010
By:	/s/ M. Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

By:	/s/ Andreas Meyer
	Name:	Andreas Meyer
	Title:	Managing Director and Senior Counsel